UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

AMPLIPHI BIOSCIENCES CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03211P103
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

November 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03211P103	Page 2 of 4

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 16, 2015 and filed on March 20, 2015, as amended by Amendment No. 1, dated and filed on April 15, 2016 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of AmpliPhi Biosciences Corporation, a Washington corporation (the “Company”), filed by Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, Third Security and NRM VII Holdings, the “Reporting Persons”). The purpose of this Amendment is to supplement and amend the disclosure in Item 4 to disclose that NRM VII Holdings and the Company entered into a settlement agreement with respect to the lawsuit filed by NRM VII Holdings against the Company and the members of its Board of Directors and is not a restatement of the Original Schedule 13D.  Except as specifically amended by this Amendment, the Original Schedule 13D remains unchanged.  Capitalized terms used but not defined in this Amendment carry meanings given to them in the Original Schedule 13D.  This Amendment should be read in conjunction with the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On November 12, 2016, NRM VII Holdings and the Company entered into a settlement agreement, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated November 12, 2016 and filed on November 14, 2016 and incorporated herein by reference, with respect to the lawsuit filed against the Company and the members of its Board of Directors.  NRM VII Holdings agreed to dismiss with prejudice the lawsuit against the Company and pursuant to the settlement agreement the Company agreed to make a cash payment to NRM VII Holdings in the amount of $2.0 million.  The settlement agreement contains mutual releases covering all claims that the Company or Company Released Parties (defined below), or NRM VII Holdings or NRM VII Released Parties (defined below), have or may have against the other party or released parties in connection with the lawsuit or otherwise as of the date of the settlement agreement.  Company Released Parties is defined as M. Scott Salka, Wendy Johnson, Jeremy Curnock Cook, Louis Drapeau, Paul C. Grint, Michael S. Perry, and Vijay Samant, and its and their respective assignees, heirs, predecessors, corporate parents, corporate subsidiaries, and all of those entities’ current and former officers, directors, managing agents, members, shareholders, successors, assigns, employees, agents, attorneys and insurers.  NRM VII Released Parties is defined as Third Security, LLC, Randal J. (RJ) Kirk, Julian Kirk, and their respective assignees, heirs, predecessors, corporate parents, corporate subsidiaries, and all of those entities’ current and former officers, directors, managing agents, members, shareholders, successors, assigns, employees, agents, and attorneys.

The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, engage in transactions in the Common Stock in the open market or in privately negotiated transactions.

Other than as set forth herein, at the date of this Statement, none of the Reporting Persons have present plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)          An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

CUSIP No. 03211P103	Page 3 of 4

(c)          A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Company;

(f)           Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)          Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)          Any action similar to any of those actions enumerated above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended by adding the following exhibit:

Exhibit 1
Settlement Agreement, dated as of November 12, 2016, by and between the Company and NRM VII Holdings (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated November 12, 2016 and filed November 14, 2016 and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of November 16, 2016, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2016

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Settlement Agreement, dated as of November 12, 2016, by and between the Company and NRM VII Holdings (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated November 12, 2016 and filed November 14, 2016 and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of November 16, 2016, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon